United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
               12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR
            SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number:1-14161
                                                -------

                               KeySpan Corporation
             (Exact name of registrant as specified in its charter)

                 One MetroTech Center, Brooklyn, New York 11201
              175 East Old Country Road, Hicksville, New York 11801
                            (718) 403-1000 (Brooklyn)
                           (516) 755-6650 (Hicksville)

       (Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

                    Medium Term Notes, 7.625% Notes Due 2010;
                    Medium Term Notes, 8.00% Notes Due 2030;
                             5.875% Notes Due 2033;
                              4.90% Notes Due 2008;
                              4.65% Notes Due 2013;
                             5.803% Notes Due 2035;
                          Common Stock, $.01 par value.

            (Title of each class of securities covered by this Form)

                                      None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)  [X]              Rule 12h-3(b)(1)(i)        [X]
         Rule 12g-4(a)(2)                   Rule 12h-3(b)(1)(ii)
                                            Rule 12h-3(b)(2(i)
                                            Rule 12h-3(b)(2)(ii)
                                            Rule 15d-6


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Approximate number of holders of record as of the certification notice date:

                 Medium Term Notes, 7.625% Notes Due 2010 - 55 Holders Medium Term Notes, 8.00% Notes Due 2030 - 28 Holders 5.875% Notes Due 2033 - 16 Holders
                 4.90% Notes Due 2008 - 29 Holders
                 4.65% Notes Due 2013 - 30 Holders
                 5.803% Notes Due 2035 - 16 Holders
                 Common Stock, $.01 par value - 1 Holder


Pursuant to the requirements of the Securities Exchange Act of 1934, KeySpan Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                      KEYSPAN CORPORATION

Dated: August 24, 2007            By: /s/ John J. Bishar Jr.
                                      ----------------------
                                      Name:  John J. Bishar Jr.
                                      Title: Executive Vice President,
                                             General Counsel and Secretary










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